Exhibit (a)(5)(ii)

ARRIS Announces Expiration and Results of Tender Offer for

2.00% Convertible Senior Notes Due 2026

Suwanee, Ga. (May 30, 2013). ARRIS Enterprises, Inc. (“ARRIS Enterprises”), a wholly owned subsidiary of ARRIS Group, Inc. (NASDAQ: ARRS), today announced the expiration of the tender offer for any and all of its outstanding 2.00% Convertible Senior Notes Due 2026 (the “Notes”). Pursuant to the terms of the Notes and the indenture governing the Notes, holders of the Notes had the right to require ARRIS Enterprises to purchase on May 29, 2013 all or part of such holder’s Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest.

Under the terms of the tender offer, holders of the Notes had the opportunity to surrender the Notes for purchase prior to 11:59 p.m. ET on May 28, 2013 and had the opportunity to withdraw any Notes previously surrendered for purchase at any time prior to 11:59 p.m. ET on May 28, 2013.

As of expiration of the tender offer, Notes in the aggregate principal amount of $68,000 were validly tendered and not validly withdrawn. ARRIS Enterprises accepted for purchase all of these Notes. Following this purchase of the Notes pursuant to the tender offer, $231,982,000 in aggregate principal amount of the Notes remain outstanding. The terms and other provisions of the indenture governing the Notes remain unchanged.

For additional information regarding the tender offer, contact the trustee at the offices of The Bank of New York Mellon Trust Company, N.A. at 900 Ashwood Parkway, Suite 425, Atlanta, Georgia 30338, Telephone: (770) 698-5184, Attention: Kristine L. Prall.

About ARRIS

ARRIS is a global communications technology company specializing in the design, engineering and supply of communications and IP technologies that support broadband services for residential and business customers around the world. The company supplies broadband operators with the tools and platforms they need to deliver and monitor advanced video, data and voice subscriber services, including whole home video across multiple screens, ultra high-speed data, personalized advertising and carrier-grade telephony. Headquartered near Atlanta, in Suwanee, Georgia, USA, ARRIS has R&D sales and support offices throughout the world. Information about ARRIS products and services can be found at www.arrisi.com.

Forward-Looking Statements

This press release contains forward looking statements. Statements regarding future events are based on the parties’ current expectations. Actual results may differ materially from those suggested by any forward-looking statement. Factors that could cause results to differ from current expectations include: the uncertain current economic climate and financial markets, and their impact on our customers’ plans and access to capital; the impact of rapidly changing technologies; the impact of competition on product development and pricing; the ability of ARRIS to react to changes in general industry and market conditions; rights to intellectual property and the current trend toward increasing patent litigation, market trends and the adoption of industry standards; possible acquisitions and dispositions; and consolidations within the telecommunications industry of both the customer and supplier base. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect ARRIS’ business. Additional information regarding these and other factors can be found in ARRIS’ reports filed with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2012. In providing forward-looking statements, ARRIS expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.